

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 16, 2026

Von Lam
Chief Executive Officer
Muzero Acquisition Corp
136 Madison Avenue 6th Floor
New York NY 10016

>   **Re: Muzero Acquisition Corp**
>   **Registration Statement on Form S-1**
>   **Filed December 3, 2025**
>   **File No. 333-291923**

Dear Von Lam:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Pam Howell at 202-551-3357 with any questions.

   Sincerely,

   Division of Corporation Finance
   Office of Real Estate & Construction